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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and Aernnova announce new strategic partnership in Évora

o	Under the terms of the partnership, Aernnova acquires Embraer industrial plants in Évora, Portugal, and a long-term supply agreement is signed between both companies

o	Agreement aims to increase production and diversify client base

o	Embraer reinforces and consolidates its commitment to Portugal and to the Portuguese aeronautical cluster

Évora, Portugal, January 12, 2022 – Embraer and Aernnova, an international reference company in the supply of aerostructures, today announced a strategic partnership for Embraer Metálicas and Embraer Compósitos industrial units, located in the Aeronautical Industry Park of Évora, Portugal. The transaction contemplates the sale of all shares of company’s wholly owned subsidiaries to Aernnova for the reference price of US$ 172 million, subject to adjustments on the closing date. The agreement aims to increase the production of the centers of excellence, which operation has a strategic importance for the current and future products of Embraer.

With 37,100 and 31,800-square meters respectively, and employing around 500 people, these facilities combine the most advanced technologies in both metallic and composite airframe construction with a high level of digitalization and automation of plant production processes.

Among other activities both factories produce parts for wings, vertical and horizontal stabilizers for programs such as the Praetor 500 and Praetor 600 business jets, the two generations of the E-Jets family of commercial jets and the multi-mission aircraft KC-390 Millennium. Évora industrial units will constitute Aernnova’s largest production center in the world.

Under the terms of the partnership, Aernnova assumes the operation of the industrial plants in Évora at the same time as it signs a supply agreement to secure current production packages for Embraer aircraft.

This agreement strengthens the Aernnova’s position as a tier 1 supplier for single aisle aircraft and improves its presence in the executive and defense aerospace markets. Évora facilities activity will add around US$170 million to Aernnova’s revenues figure. The industrial capacity at Evora plants will also allow Aernnova to further expand Evora current activities with new contracts either from Embraer or other aircrafts manufacturers.

“We are pleased to announce this partnership with Aernnova, a world renowned supplier in the aerostructures segment, which will allow for increasing the occupation level of the factories in Évora, to diversify its client base and to bring new business opportunities,” said Francisco Gomes Neto, President and CEO of Embraer. “This agreement is an important step towards the footprint optimization strategic initiative, which aims to better use of our assets and improve the company’s profitability.”

Mr. Ricardo Chocarro, CEO of Aernnova, said: “This deal is another step forward in Aernnova’s growth strategy, further underlining the company’s status as a global leader in the design and manufacturing of aerostructures. We plan to further develop the operations of the facilities, and establish Évora as a global aerostructure manufacturing benchmark, with the technical and commercial support of Aernnova group, and with the continuous commitment of the company to a digital and sustainable aeronautical industry”

With this strategic movement, Embraer reinforces and consolidates its commitment with Portugal, the country where the company invests the most in its industrial capacity outside of Brazil and which is a strategic location for Embraer’s presence in Europe.

The closing of the transaction is subject to the completion of certain conditions which the parties expect to accomplish in the first quarter of 2022.

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

About Aernnova

Aernnova is a leading aerostructure company specialized in the design and manufacturing of composite and metallic structures for very demanding programmes.

Headquartered in Spain, with over 4,500 employees and a global footprint including operations in Brazil, México, U.K. and USA, Aernnova works with world-class aerospace customers such as: Embraer, Airbus, Bell Helicopters, Boeing, Northrop Grumman, Sikorsky, and Space X, among others.

Aernnova is recognized by its customers for its performance and competitiveness as well as for its know-how, capacities and capabilities in engineering and manufacturing.

The company is fully committed to play a leading role towards a net zero aviation industry. Technological Development and Innovation is one of Aernnova's strategic growth vectors to meet this ambitious goal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations